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                                 April 11, 2002

                                    VIA EDGAR

                       SECURITIES AND EXCHANGE COMMISSION
                          Division of Corporate Finance
                             450 Fifth Street, N.W.
                              Washington, DC 20549

                  RE: WEBHELP INC. (FORMERLY WEBHELP.COM INC.)
                                CIK: 0001109639
                 COMMISSION FILE NO. 333-32974; APPLICATION FOR
                                    WITHDRAWL

                              Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Webhelp Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its registration statement on form S-1, together with all exhibits thereto, Commission file No. 333-32974. The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 22, 2000 and amended on August 31, 2000.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (416) 932-6530.

Sincerely,


                                  WEBHELP INC.

                                  /s/  Douglas  Stansbury
                                  Douglas  Stansbury
                                  Vice President Finance & Secretary



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